The Golf Alliance Corporation
12926 Morehead
Chapel Hill, North Carolina, 27517

February 25, 2008

Julie Bell
United States Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	The Golf Alliance Corporation Registration
Statement on Form SB-2 Filed October 31, 2007
File No. 333-147056

Dear Ms. Bell:

We represent The Golf Alliance Corporation. (the “Company” or “Golf Alliance”). We are in receipt of your letter dated February 7, 2008 regarding the above referenced filing and the following are our responses:

    General

1.
Please file your next amendment on the appropriate form available to you without an "SB" designation. Refer to Section IV of the Smaller Reporting Company Regulatory Relief and Simplification Release (Release No. 33-8876) and A Small Entity Compliance Guide, both which are available on our website at http://www.sec.gov/rules/final/finalarchive/finalarchive2007.shtml.

Answer: Pursuant to Release No. 33-8876 and the Small Entity Compliance Guide, we have filed our most recent amendment on Form S-1.

    Registration statement Cover Page

2.
Please include the fixed price at which the selling security holders may sell their shares until there is a market for the common stock. Schedule A, paragraph 16 of the Securities Act of 1933, as amended, requires registrants to include in the registration statement either a price range or a formula or method to calculate the price. If there is no existing market for the securities, the registration statement must include a price, or at least a price range. Simply stating that the securities are to be sold at privately negotiated prices is not sufficient.

Answer: The Registration Statement has been revised to reflect that the selling shareholders of our common stock can sell our stock at a fixed price of $.10 per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. The fixed price of $.10 has been determined as the selling price based upon the original purchase price paid by the selling shareholders. The fixed price of $.10 prevents the selling shareholders from making any profit until such time as the Company’s shares are quoted on the OTC Bulletin Board. There can be no assurance that a market maker will agree to file the necessary documents with the Financial Industry Regulatory Authority, which operates the OTC Electronic Bulletin Board, nor can there be any assurance that such an application for quotation will be approved. We have agreed to bear the expenses relating to the registration of the shares for the selling security holders.

Prospectus Cover Page

3.	Please either revise the price or tell us why a price equal to the cost for the shares is bona fide.

Answer: The Registration Statement contains an explanation as to how the $.10 selling price was determined based upon the original purchase price paid by the selling shareholders and how the fixed selling price of $.10 per share prevents the selling shareholders from making any profit until such time as the Company’s shares are quoted on the OTC Bulletin Board.

The Company’s believes that $.10 per share is a bona fide fixed price for selling shareholders to sell their shares in private transactions prior to the Company’s shares being quoted on the OTC Bulletin Board because the Company is assuming the cost of registration for these selling shareholders. The Company believes that the cost borne by the Company in undertaking the registration process offsets the restriction imposed upon the selling shareholders by limiting the fixed selling price to the original purchase price paid by the selling shareholders. By imposing this restriction, the selling shareholders will be less likely to sell their positions because they will be unable to make a profit on their original investment which means that the selling shareholder base will be more likely to remain stabilized throughout the registration process.

Summary Financial Data, page 5

4.	Please revise the chart so that the amount of the net losses from inception through October 31, 2007 matches the $34,763 as reported in the financial statements.

Answer: The Summary Financial Data chart has been revised so that the net losses from inception through October 31, 2007 matches the $34,763 reported in the financial statements.

While No Current Lawsuits Are Filed Against The Company.... page 11

5.	Please revise to disclose the cost or a range of the cost of the "standard product liability insurance" you intend to purchase.

Answer: The Registration Statement has been revised to remove any reference to an intention to purchase a standard product liability insurance policy. As such, we believe there to be no reason to disclose in the registration statement the cost of a standard product liability insurance policy.

Directors, Executive Officers, Promoters and Control Persons, page 17

6.	Please provide the information in this section and in "Security Ownership of Certain Beneficial Owners and Management" and "Executive Compensation" as of a more recent date than October 30, 2007.

Answer: The Registration Statement has been revised to reflect the information for the Directors, Executive Officers, Promoters and Control Persons as well as the Security Ownership of Certain Beneficial Owners and Management as of February 22, 2008.

Concept, page 19

7.
We note your response to our prior comments 28 and 29. Please discuss how the number of "uplift" level memberships, which have no limits on the number of rounds of golf per member per club, will be limited in order to keep current members of golf clubs from resenting or rejecting others using their club at a discount price.

Answer: The Registration Statement has been revised to more clearly disclose that “uplift” members of the Golf Alliance are individuals who are also private members of a Golf Alliance member golf club. These “uplift” members will retain their rights as private members of the Golf Alliance member golf club and as such will not be limited to the ten (10) rounds of golf per year at that specific club. However, “uplift” members will be limited to ten (10) rounds of golf per year at all other Golf Alliance courses for which they are not also private members.

8.
Please revise the discussion after the table on page 21 to clarify how much of the monthly fee you intend to retain and how much to allocate to the various clubs. Then we suggest disclosing the average monthly portion of the annual dues for the twenty clubs on your list and explain how you intend to apportion out the remainder of the monthly dues so that investors can determine how likely it is that the financial aspects of this concept might work in practice.

Answer: The Registration Statement has been revised to more clearly disclose how much of the monthly fee the Golf Alliance intends to retain and how much we intend to allocate to various clubs. Specifically, we intend to pay out 75% of all the initiation fees and dues collected each year from members to each of the Golf Alliance member golf clubs.  The portion that each member golf club will receive will be based on the percentage of the rounds played at their club by Golf Alliance member golfers as a percent of all rounds played by Golf Alliance member golfers at all member clubs.

For example: If there were three clubs in the Golf Alliance and members played 3, 7, and 10 rounds at those clubs for the year, the first club would get 3/20 of the revenue, second 7/20 and the third 1/2 of the revenue allocated to the clubs.  The large percentage payout of 75% of all the initiation and dues collected is intended to attract clubs into the Golf Alliance. The Golf Alliance is structured to be a low overhead operation and therefore a large percent of our revenues may be paid out to member golf clubs and we can still show growth and profitability.

   Operations and Supply Chain, page 25

9.
We note the statement in the carryover paragraph at the top of page 27 that you "will operate at significant margins." In the absence of an operating history, there does not appear to be any reasonable basis for this belief. It is an aspiration stated as a fact, but there doesn't appear any particular factual basis for the aspiration. Either delete it or provide us with a basis.

Answer: The Registration Statement has been revised to delete the statement.

     Plan of Operation. page 27

10.
We note your response to our prior comment 35. Clarify whether there is any written contract with the website developer to create a website for The Golf Alliance Corporation. If there is, name the company and file the agreement.

Answer: We have entered into a written contractual agreement with Dan Allison, our website developer who shall design and develop our website. The contract has been attached to Amendment No. 2 of Form S-1 as Exhibit 10.1.

11.	We note that you do not provide your website address, which you are encouraged to do. Refer to Item 101(c)(3) of Regulation S-B.

Answer: The Registration Statement has been amended to include www.GolfAllianceCorporation.com as the web address that we have secured for our company. The Registration Statement further discloses that the website is not currently active as the website has not yet reached a level of development necessary to be functional for visiting parties.

12.	In the next amendment, please update this section to discuss the initial results of contacting golf clubs using the lists received from the National Golf Foundation.

Answer: As stated in our Plan of Operations, point 5, Mr. Fahlberg intends to begin contacting private golf clubs to gather additional information from each of these private clubs by the end of the first quarter of 2008. As of February 22, 2008, Mr. Fahlberg had not yet begun the information gathering phone calls. Therefore, there is no new information to update this section of the Registration Statement with.

Part II

Item 28. Undertakings. page 55

13.	We note your response to our prior comment 39 and reissue in part. Please include the undertaking contained in Item 512(a)(4) of Regulation S-B.

Answer: The Registration Statement has been amended and is now being filed on Form S-1. As such, the addition of the undertaking contained in Item 512(a)(4) of Regulation S-B would be inappropriate. The undertakings section found in the amended Registration Statement has been amended to comport with the undertaking requirements of Regulation S-K, including the undertaking contained in Item 512(a)(6).

Exhibit 21

14.	Please file Exhibit 21 with the filing of the next amendment to the registration statement.

Answer: We do not have any subsidiaries and as such Exhibit 21 has been removed from the registration statement.

Finally, we acknowledge the following:

-should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

The Golf Alliance Corporation

By: /s/ John Fahlberg__
John Fahlberg_